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                                    FORM 6-K
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of October 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
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NOTICE REGARDING REPURCHASE OF NTT SHARES BY ToSTNet-2

     On October 14, 2003, the registrant filed a notice of repurchase of its own shares with stock exchanges in Japan which its securities are traded.

     Attached is an English translation of the notice describing the details of the proposed repurchase.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION



                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: October 14, 2003

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                                                                October 14, 2003

                 Notice of repurchase of NTT shares by ToSTNeT-2

Nippon Telegraph and Telephone Corporation ("NTT") has decided the following specific method of repurchase of its own shares pursuant to Article 210 of the Japanese Commercial Code:

     1.   Method of repurchase

          NTT will place purchase orders for its own shares through brokerages at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2) in the 8:45 am session on October 15, 2003 with the closing price of its common stock traded on the first section of the Tokyo Stock Exchange market on October 14, 2003 (539,000 yen) (it will not change the method of trading or the proposed trading time). The purchase orders will be placed only in this trading time.

     2.   Details of repurchase

          (1) Class of shares to be repurchased: Common stock

          (2) Number of shares to be repurchased: 185,528 shares

              (Note 1) The number of shares to be repurchased will not change.
                       Depending on the market conditions, however, there may not be any order or only partial orders to be met by NTT.

              (Note 2) The purchase will be conducted by the use of the
                       equivalent number of sell orders to the planned purchase orders.

     3.   Announcement of repurchase

          NTT will announce results of the purchase of its own shares after repurchase on October 15, 2003.

          (Further Information)

          The resolutions on repurchase of NTT shares decided by the shareholders at the 18th ordinary general meeting on June 27, 2003 were as follows:

          (1) Class of shares: Common stock

          (2) Number of shares to be repurchased: 200,000 shares (maximum)

          (3) Total value of shares to be repurchased: 100 billion yen (maximum)

                                      For inquiries, please contact:
                                      Investor Relations Group
                                      Department IV
                                      Nippon Telegraph and Telephone Corporation
                                      Attn: Ogata (Mr.) or Hanai(Mr.)
                                      Tel: 03-5205-5581
                                      E-mail: investors@hco.ntt.co.jp